2026 SUBSCRIPTION AGREEMENT FOR MEMBERSHIP UNITS IN SAME SAME BUT DIFFERENT LLC

This Subscription Agreement (the "Agreement") is made and entered into as of [EFFECTIVE DATE] by and among Same Same But Different LLC, a California limited liability company (the "Company"), and the undersigned subscriber (the "Subscriber").

BACKGROUND

The Company is offering membership units in the Company (the "Units") pursuant to Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"). The Units will be issued to an SPV (the "SPV") managed for the benefit of WeFunder investors. The SPV will hold non-voting membership units in the Company and Subscribers will hold non-voting membership units in the SPV.

The Company is offering the issuance of up to 4,944 Units under this 2026 offering at $125 per Unit (implying a $10,000,000 pre-money valuation).

The minimum target for this offering is $50,000. The maximum is $618,000.

The Units are non-voting, carry no distribution preferences, and the enforceability of such non-voting status is intended to be consistent with California LLC law. Investors are advised to consult legal counsel if they seek clarification on member’s rights. There are no guarantees of dividends or liquidity.

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1. Subscription

Subject to the terms of this Agreement, the undersigned Subscriber hereby subscribes to purchase Units in an amount determined by dividing the Subscriber's investment amount by the Unit price of $125.

This subscription is made pursuant to the Form C and offering details provided on the WeFunder portal (the "Portal"). All Company operations will be subject to Company Operating agreement (see Addendum A and B)

2. Acceptance of Subscription

The Company may accept or reject this subscription, in whole or in part, for any reason. Acceptance shall be effective only upon countersignature by the Company and delivery of a confirmation to the Subscriber.

3. Closing

The closing of the offering will occur after the minimum target amount is reached and subject to the conditions described in the Portal's offering terms. Funds will be transferred to the Company from escrow upon closing.

4. Nature of Investment

The Subscriber understands and agrees that:

- The Units are non-voting;
- The Units do not entitle the holder to any distributions or liquidation preferences;
- The Company may issue additional Units in accordance with the terms of its operating agreement;
- The Company is under no obligation to repurchase or redeem the Units except as provided in this Agreement.

5. Use of Proceeds

The proceeds of this offering may be used for general business working capital, expansion initiatives, or repayment of Company debt. Example allocations may include:

- SSBD Festival Expansion 22.5% – Upgrade production value, talent, art, and activations.
- Debt Restructuring 26.7% – Eliminate high-interest short-term loans to improve cash flow.
- Cash Reserve 18.3% – Ensure financial stability and flexibility during growth.
- Marketing & Advertising 10% – Run year-round digital campaigns, hire agency support, and scale brand awareness.
- New Event Launches 6.6% – Develop and produce larger “Same Same Presents” shows across additional cities.
- Staffing & Ops Expansion 6.7% – Add full-time roles in sales, marketing, and partnerships.
- Tech & Infrastructure 1.7% – Upgrade CRM systems, ticketing integrations, and merch/retail tools.

- 7.5% - Wefunder fee

The above are illustrative and may be adjusted at the discretion of management.

6. Risk Factors

Investment in the Company involves significant risks, including both general business and festival-industry-specific challenges, including but not limited to:

- We Are a Seasonal, Event-Based Business: Revenue is centered on one major annual event. Weather, cancellations, or other disruptions could materially affect performance.

- Operational Risks and Cost Overruns: Production and staffing costs may exceed expectations, reducing profitability.

- Competition in the Festival Market: Larger, better-resourced festivals may compete for artists, attendees, and sponsors.

- We Have Just Become Sustainable: There is no guarantee of ongoing or future profitability.

- Investor Returns Are Not Guaranteed: Investors may not recover their capital or receive any return.

- Economic or Regulatory Changes: Inflation, recession, or new regulations (e.g., alcohol, insurance, public event restrictions) could negatively affect business.

- Revenue Depends on Ticket Sales and Sponsorships: Drops in demand or failure to secure sponsors could impair operations and returns.

- Illiquidity: No public market exists for Units and resale is highly restricted.

- Potential Dilution: The Company may issue additional Units in the future, which could dilute the ownership and economic interests of existing Unit holders. Such issuance may occur without further approval under the amended operating agreement.

- Transfer Restrictions: Units are subject to restrictions on transfer and resale. They may not be transferred without the prior written consent of the Manager and compliance with applicable securities laws.

- Forward-Looking Statements: Any financial projections or forward-looking statements are based on assumptions that may not occur. Actual results may differ materially, and

no assurance can be made regarding future performance.

- Limitation of Liability and Indemnification: To the fullest extent permitted by law, the Manager and the Company shall not be liable for any loss incurred by investors except in cases of willful misconduct or fraud. Subscribers agree to indemnify the Company for losses resulting from breaches of this Agreement or violations of applicable law.

7. Buyout Rights

The Company reserves the right, but not the obligation, to repurchase Units from the SPV or individual investors in the future at fair market value. Any such repurchase shall:

- Be offered on terms no less favorable than to other similarly situated investors;
- Be based on a good faith determination of fair market value, which may include a third-party valuation or internal financial metrics;
- Require written notice to the Unit holder(s) with 60 days to respond;
- Comply with all applicable securities laws and operating agreement provisions.

This clause does not create an obligation for the Company to repurchase Units but allows optional redemption flexibility.

8. Representations by Subscriber

The Subscriber represents that:

- They have reviewed the Form C and related offering documents;
- They are capable of evaluating the risks of the investment;
- They are acquiring the Units for investment only, not resale;
- They understand and accept the illiquid, high-risk nature of the investment.

9. Governing Law

This Agreement shall be governed by the laws of the State of California.

10. Arbitration

Any disputes arising from this Agreement shall be resolved through arbitration in San Diego County, California, under the rules of JAMS.

11. Notices

Any notice or communication required or permitted to be given under this Agreement shall be in writing and shall be deemed duly given and effective (i) when delivered personally; (ii) when sent by email; or (iii) when mailed by certified mail, return receipt requested, postage prepaid, to the address or email address provided by each party on record with the Company or as updated in writing by the party.

12. Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter herein and supersedes all prior discussions or understandings.

13. Electronic Execution

This Agreement may be executed electronically and in counterparts.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [UNITS]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Same Same But Different LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited